Biotech Group Acquisition Corporation

2400 Barranca Pkwy, Suite 300

Irvine, CA 92606

(949) 468-7078

March 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Biotech Group Acquisition Corp. Request to Withdraw Registration Statement on Form S-1 File No. 333-264320

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Biotech Group Acquisition Corp., a Delaware corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on April 15, 2022. The Company is withdrawing the Registration Statement because it no longer plans to consummate an initial public offering described in the Registration Statement. The Company advises the Commission that no securities have been issued or sold under the Registration Statement.

Very truly yours,

By:	/s/ Yiru (Melody) Shi
Yiru (Melody) Shi
Chief Executive Officer